Exhibit 99.1
Shanda Games Expresses Deep Condolences to Gansu Landslide Victims; Game Services Suspended for One Day
SHANGHAI, China, Aug 16, 2010 (GlobeNewswire via COMTEX News Network) — Shanda Games Limited (“Shanda Games,” or the “Company”) (Nasdaq:GAME), a leading online game developer, operator and publisher in China, today announced that in accordance with a public notice issued by the Chinese government on August 14, 2010, Shanda Games observed a national day of mourning on August 15, 2010 for victims of a landslide in Gansu province and suspended game services. Shanda Games resumed its game services on August 16, 2010.
About Shanda Games
Shanda Games Limited (Nasdaq:GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
This news release was distributed by GlobeNewswire, www.globenewswire.com
SOURCE: Shanda Games Limited
CONTACT: Shanda Games Limited
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
+86-21-5050-4740 (Shanghai)
IR@ShandaGames.com
Taylor Rafferty
Savoy Lee, Director (China)
+852-2167-2005
savoy.lee@taylor-rafferty.com
Alan Oshiki, Managing Director (U.S.A.)
+1-212-232-2354
alan.oshiki@taylor-rafferty.com